

November 19, 2010

By U.S. Mail and facsimile to 011-86-10-85189797

Ms. Carla Zhou
Chief Financial Officer
NextMart, Inc.
Oriental Plaza Bldg. W3, Twelfth Floor
1 East Chang'an Avenue, Dongcheng District
Beijing, 100738 PRC

> **Re: NextMart, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 000-26347**

Dear Ms. Zhou:

We have reviewed your response letter dated October 28, 2010 and have the following comments. As noted in our comment letter dated March 19, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2010

1. We note your response to prior comment three from our letter dated September 28, 2010. Since your disclosure that the net assets being sold do not include the subsidiaries' cash, office furniture and equipment, and third party creditor's rights and third party debts. If this statement is pertained to only two subsidiaries as stated in your response, please revise your disclosure to clarify this fact.

2. We note your response to prior comment four from our letter dated September 28, 2010. It is not clear why the amount of $6,049,991 for a transaction with Hua Hui reported in your 2009 audit is included as an adjustment to reduce your accumulated deficit for the interim period ended March 31, 2010. The accumulated deficit at September 30, 2009 as

disclosed in your audited financial statements was $(96,387,017) which has already included the loss of $6,049,991 associated with loss on disposal of assets and discontinued operations.   You recorded a net loss for the six months ended March 31, 2010 of $(6,186,246). Explain to us why your accumulated deficit at March 31, 2010 does not equal to your accumulated deficit of $(96,387,017) at September 30, 2009 plus your net loss for the six months ended March 31, 2010 of $(6,186,246) or revise your financial statements accordingly.

3. We note your response to our prior comment five supporting the carrying amounts at March 31, 2010 for accounts receivable included in your net assets held for sale. In your prior response to comment 19 as filed on July 1, 2010, you stated $374,829 was over three years old, receivables in the amount of $1,483,312 are over one year old but less than three years and $744,829 is due from a director that resigned in April 2009. With a view towards transparency, please expand your disclosure to describe the nature and age of these receivables included in *Current* Assets of held for sale operations.

General

4. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

5. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

6. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

7. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

8. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their

knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

• what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

• what relevant education and ongoing training he or she has had relating to U.S. GAAP;

• the nature of his or her contractual or other relationship to you;

• whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

• about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

9. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

• the name and address of the accounting firm or organization;

• the qualifications of their employees who perform the services for your company;

• how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

• how many hours they spent last year performing these services for you; and

• the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

10. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

• why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

• how many hours they spent last year performing these services for you; and

    • the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

11. We note you do not identify an audit committee financial expert in your filings. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

    You may contact Donna Di Silvio at 202-551-3202 if you have any questions. In her absence you may contact me at (202) 551-3377.

                        Sincerely,

                        Andrew Mew
                        Accounting Branch Chief

cc: Mr. Daniel H. Luciano, Esq.
         via facsimile to 847-556-1456